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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]            Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

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  THE RECONSTRUCTION OF CEZ'S COAL-FIRED POWER PLANTS IS UNDER WAY, A CONTRACT
                  WITH THE GENERAL CONTRACTOR WAS SIGNED TODAY

The first to undergo a radical modernization will be the coal-fired power plant at Tusimice II. CEZ concluded an agreement with the general contractor, SKODA PRAHA Invest, for a "Comprehensive reconstruction of Tusimice II. power plant". The investment into the complete reconstruction of the Tusimice II. power plant is to reach nearly CZK 20 billion.

"The last coal-fired power plant was built in the Czech Republic in Prunerov in 1981; since then, no major contract took place. The Tusimice plant is the first one from CEZ's portfolio of coal-fired plants to undergo a complete reconstruction. The power plant at Prunerov II will follow next. Completely new blocks are to be built in Ledvice and Pocerady, where we further plan a complete reconstruction of the existing three blocks," Martin Roman, the Chairman of the Board of Directors and General Manager of CEZ stated.

SKODA PRAHA Invest who is to be the general contractor to carry out the complete reconstruction of Tusimice II was establish specifically to ensure that the reconstruction of CEZ's facilities follows a uniform concept and that there is a continuity to the implementation of the reconstruction process. It will serve to guarantee that the reconstruction is conducted as expediently as possible and on the best possible substantive terms, and that it will be possible to draw on experience gained in individual phases of the project. The experience gained during the comprehensive reconstruction of the Tusimice II plant will be used in other stages of the reconstruction. This way, it will be possible to avoid repeating the situation of the 1990's, where the desulphurization of individual power plants was not coordinated, individual contractors frequently failed to avoid making the same mistakes, and the process therefore was not the most economical one.

"Moreover, this approach will make it possible to shorten the time from the moment the need to implement the reconstruction project emerges and the moment reconstruction is actually commenced. Czech companies will participate in the contracts to a significant extent, and the Czech economy will therefore substantially benefit from the project. Contractors supplying complete units will moreover tend to use local, regional companies, if only because of lower transport costs, and that will help revitalize the regions and the improve employment rate," Daniel Benes, member of the Board of Directors and director of the Administration Division of CEZ noted in this context.

At Tusimice, the project will involve a comprehensive reconstruction that will replace the entire current capacity of 4x200 MW with a new technology with a life-span of 25 years. A coal deposit corresponding to the said period of time is available, pursuant to the current zoning limits for mining. However, the coal available there for future use is of a significantly worse quality than the current coal. The technology to be used has to accommodate such fact and be able to handle future fuel with a lower calorific value and a higher sulphur content.

The new power plant will be fitted with modern boilers, and its net efficiency will thus increase by 16% as compared to the current plant whose efficiency is 33%. These and other measures will significantly improve the environmental parameters of the new plant. "Compared to the current status which is in perfect compliance will all the stringent European standards, the "new" Tusimice will bring a further reduction of all emissions. The new desulphurization technology will make it possible to direct all combustion products into cooling towers, and no chimney will thus be required," stated Jiri Borovec, Deputy Chairman of the Board of Directors and director of the Production Division. As compared to the current

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situation, the new technology will bring about a reduction of emissions of CO2 by 15 %, SO2 by 70%, NOx by 65% and fly ash by 40%.

According to CEZ's plans, the actual construction related to the comprehensive reconstruction of the first two blocks of the power plant is to commence in the second half of 2007, the other two blocks in mid-2009. Operation is expected to resume in early 2009, or in late 2010, as the case may be. Construction works and installation of new technologies for two 200 MW blocks will in each case take around 18 months. Before such work can be commenced, the project documentation being prepared by SKODA PRAHA needs to be completed first; the approval process is also under way.

It is expected that at the height of the project, a maximum of 1,500 staff members of the contractors will be working on the construction site.

The reconstruction of the generation facilities will be conducted in 2007-2020, and stems from an assessment of the condition of the existing generation base, including the managed last phase of its life span, and the business opportunities during this period. Most of CEZ's current power plants dates back to the late 1960's and early 1970's. A desulphurization and modernization took place 10 years ago, extending their life span by 10-15 years. That means that most of them will stop operating between 2010 and 2015. The reconstruction of a particular power plant depends first and foremost on a sufficient supply of coal throughout its life span. "If a completely new plant starts operating, we need to have coal for a further 40 years from the start-up of operation, and where a plant is substantially reconstructed and new technologies installed, we look to a further 25 years of operation", Jiri Borovec explained. "However, given the limited sources of coal, coal-fired facilities cannot be reconstructed to the current extent", Borovec added.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CEZ, a. s.
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Date: April 28, 2006                         (Registrant)



                                             By: /s/ Libuse Latalova
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                                                 Libuse Latalova
                                                 Head of Finance Administration

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